UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

16006333

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-67821

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Pyramis Distributors Corporation LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Salem Street
(No. and Street)

Smithfield (City) RI (State) 02917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES CLAY LUBY, 900 SALEM STREET, MAILZONE OT3N1, SMITHFIELD, RI, 02917 (401) 292-4765
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

101 Seaport Boulevard Suite 500 (Address) Boston (City) MA (State) 02210 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James Clay Luby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pyramis Distributors Corporation LLC as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/26/2016
Date

Financial and Operations Principal
Title

Sheila K. Maher
Notary Public

SHEILA K. MAHER
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 10, 2020

This report ** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Member's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report. (filed separately)
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

** A report containing a Statement of Financial Condition has been included; accordingly it is requested that this report be given confidential treatment.

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of FIAM Holdings Corp.)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2015

Table of Contents

1. Independent Auditor's Report 1
2. Statement of Financial Condition 2
3. Notes to the Statement of Financial Condition 3-6

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Report of Independent Accountants

To the Management of Pyramis Distributors Corporation LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Pyramis Distributors Corporation LLC for the year ended December 31, 2015, which were agreed to by Pyramis Distributors Corporation LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Pyramis Distributors Corporation LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31. 2015. Management is responsible for Pyramis Distributors Corporation LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment of the annual SIPC fee of $3,538 was made by Fidelity Institutional Asset Management Holdings Corp. on behalf of Pyramis Distributors Corporation LLC. The payment was made in two separate wires; one of $2,237 on July 27, 2015, and one of $1,301 on February 22, 2016. These payments were agreed to bank transaction detail for Fidelity Institutional Asset Management Holding Corp. No differences noted.
2. Compared the Total Revenue amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2015 to the Total Revenue amount of $1,415,063 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015, noting a rounding variance of $1.
3. Noted no adjustments reported on the Form SIPC-7.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 2, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $1,415,062 and $3,538, respectively] of the Form SIPC-7. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the member of Pyramis Distributors Corporation LLC, the Securities and Exchange Commission, Financial Industry Regulatory

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Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2016

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of FIAM Holdings Corp.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash	$	1,466,807
Receivable from affiliated companies		61,246
Prepaid registration fees and other assets		365,460
Total Assets	$	1,893,513

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Payable to affiliated companies	$	430,106
Accrued expenses and other liabilities		4,742
Total Liabilities		434,848
MEMBER'S EQUITY		1,458,665
Total Liabilities and Member's Equity	$	1,893,513

The accompanying notes are an integral part of the statement of financial condition.

A. Organization:

Pyramis Distributors Corporation LLC (the "Company"), formed on June 15, 2007, is a wholly-owned subsidiary of FIAM Holdings Corp. (the "Parent"), formerly Pyramis Global Advisors Holdings Corp., a wholly-owned subsidiary of FMR LLC (the "Ultimate Parent"). The Company acts as an agent for private placements to institutional and high net worth clients and certain other products managed by affiliates. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company generates substantially all of its revenue by providing placement services to affiliates.

B. Summary of Significant Accounting Policies:

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities as of December 31, 2015. Actual results could differ from the estimates included in the Statement of Financial Condition.

Cash and Cash Equivalents

For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash and cash equivalents as cash on hand, demand deposits, and time deposits with original maturities less than 60 days.

Prepaid Registration Fees and Other Assets

Prepaid registration fees and other assets primarily include the prepaid and unrecognized expense portion of payments made for annual registration and other broker-dealer related fees charged by the Central Registration Depository ("CRD"), which is operated by FINRA. The Company's annual registration fee is recorded as expense on a straight line basis over the registration period. Other broker-dealer related fees, which include individual registration, examinations, and fingerprinting fees, are charged based on the actual monthly usage amounts provided to the Company by the CRD and are expensed as incurred.

B. Summary of Significant Accounting Policies, continued:

Disclosure About the Fair Value of Financial Assets and Liabilities

The Company categorizes the financial assets and liabilities carried at fair value in its Statement of Financial Condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market;
- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and
- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

Income Taxes

The Ultimate Parent is subject to flow-through tax treatment for United States federal income tax purposes as an S-Corporation, which generally allows taxable income, deductions and credits to flow directly to its shareholders but is subject to income taxes in certain state and international jurisdictions. The Company's Parent is also subject to taxation under the Subchapter S rules.

The Company, as a single member LLC, is disregarded as an entity separate from its owner and the result of its operations are included in the federal and state income tax returns of the Ultimate Parent and, in certain states, the income tax return of its Parent, the Company's sole member. The Ultimate Parent allocates to the Company a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on a separate return basis. Deferred income taxes are allocated to the Company by the Ultimate Parent as a direct charge and arise from the differences in the timing of recognition of revenue and expense for tax and financial reporting purposes. The Company is subject to tax in certain state jurisdictions.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

C. Transactions with Affiliated Companies:

The Company has entered into a placement agent agreement with affiliated companies to act as a non-exclusive placement agent for certain funds where the affiliates serve as managing member, general partner or investment manager of said funds. The funds are private investment funds which provide for the collective investment of assets for endowments, foundations and other eligible investors. As placement agent, the Company is compensated from the affiliates on a cost of services rendered plus ten percent basis.

The Company has entered into an expense sharing agreement with its Parent and affiliated companies to benefit from certain administrative services that the affiliates provide to the Company. The Company is charged for the administrative services based on the actual costs of goods or services provided.

As of December 31, 2015, $61,246 is due to the Company from affiliates for placement agent fees and $430,106 is due to affiliates from the Company for the payment of prepaid registration fees and administrative services on behalf of the Company by affiliates, which make up receivable from affiliated companies and payable to affiliated companies, respectively, on the Statement of Financial Condition.

Amounts earned for private placement fees and amounts owed for administrative expenses are settled during the normal course of business through intercompany accounts with affiliated companies and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through these intercompany accounts.

D. Expense Equivalent to Taxes on Income:

The Company has a deferred tax liability of $3,441, which is primarily related to prepaid registration fees. The deferred tax liability is included in accrued expenses and other liabilities on the Statement of Financial Condition.

The Company files as part of the Ultimate Parent and Parent's U.S. federal and state income tax return filings. The Ultimate Parent's returns that include the Company's activity are no longer subject to U.S. federal income tax examinations for years before 2010 or with limited exceptions, state and local examinations for years before 2003. The Company did not have any unrecognized tax benefit as of December 31, 2015. The Company classifies, if any, all interest and penalties as income tax expense.

E. Net Capital Requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the basic method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $5,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2015, the Company had net capital of $1,031,959 which was in excess of its required net capital of $28,990

As a member of FINRA, the Company must prepare and maintain net capital computations. The Company must not permit its aggregate indebtedness to exceed 1500% of net capital. At December 31, 2015, the percentage of aggregate indebtedness to net capital was 42.14%.

The Company did not carry securities accounts for customers or perform custodial functions relating to customer securities throughout the year. As such, the Company claimed exemption from the provisions of the SEC's Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to subsection (k)(2)(i).

F. Subsequent Events:

The Company evaluated subsequent events occurring through February 26, 2016, the date of this report, and did not identify any events that would require adjustments to or disclosure in its Statement of Financial Condition.